UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ZST Digital Networks, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

98878T 208
(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
      (310) 843-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:                      98878T 208

1.	Names of Reporting Persons: Richard Rappaport
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of	7.	Sole Voting Power	551,497(1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	551,497 (1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 551,497 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11): 4.7% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)  Includes (i) 218,399 shares of Common Stock owned by the Reporting Person; (ii)  39,925 shares of Common Stock owned by the Amanda Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; (iii) 39,925 shares of Common Stock owned by the Kailey Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; (iv)  190,748 shares of Common Stock owned by WestPark Capital Financial Services, LLC (“WCFS”), of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; and (v) 62,500 shares of Common Stock underlying a currently exercisable warrant held by WestPark Capital, Inc., which is a wholly-owned subsidiary of WCFS and of which the Reporting Person serves as Chief Executive Officer and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares. The Reporting Person disclaims beneficial ownership of any of the securities described above except to the extent of any pecuniary interest therein.

(2)  Based on 11,595,943 shares of Common Stock outstanding as of November 4, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011, and the warrant exercisable for 62,500 shares of Common Stock referenced above.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D is filed on behalf of Richard Rappaport (the “Reporting Person”), and further amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on January 25, 2008 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed on January 23, 2009 (the Original 13D, together with Amendment No. 1 and Amendment No. 2,the “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of ZST Digital Networks, Inc. (formerly known as SRKP 18, Inc.), a Delaware corporation (the “Issuer”).   This Amendment No. 2 is being filed to report material changes in the amount of the securities of the Issuer beneficially owned by the Reporting Person as of February 25, 2010, and November 8, 2010.  This Amendment No. 2 also constitutes an exit filing for the Reporting Person whose beneficial ownership dropped below the 5% reporting threshold on November 9, 2010.

On October 6, 2009, the Issuer effected a 1-for-2.461538462 reverse stock split of all of its issued and outstanding shares of Common Stock and Series A Convertible Preferred Stock (the “Reverse Stock Split”).  Except as specifically noted in Item 3 for transactions occurring prior to October 6, 2009, all share amounts disclosed in this Amendment No. 2 give effect to the Reverse Stock Split.

Items 1, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated, and Item 6 is added below, as follows:

Item 1.  Security and Issuer

This Amendment No. 2 relates to the Common Stock of the Issuer, whose principal executive offices are located at ITC Kung Kuan, No. 206 Tongbai Road, 3rd Floor, No. 2 Building, Zhengzhou City, Henan Province, People’s Republic of China 450007.

Item 3.  Source and Amount of Funds or Other Consideration

Initial Issuance of Securities

On January 3, 2007, the Reporting Person acquired directly from the Issuer 1,135,420 shares of Common Stock (on a pre-Reverse Stock Split basis) at an aggregate purchase price of $800.02 and a warrant to purchase 1,135,420 shares of Common Stock (on a pre-Reverse Stock Split basis) at an exercise price of $0.0001 per share (the "Warrant"), for an aggregate purchase price equal to $400.01. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of January 3, 2017 or five years from the date the Issuer consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

On January 3, 2007, the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the "Rappaport Trusts") each acquired directly from the Issuer 319,338 shares of Common Stock (on a pre-Reverse Stock Split basis) at an aggregate purchase price of $225.01 each and warrants to purchase 319,338 shares of Common Stock (on a pre-Reverse Stock Split basis) at an exercise price of $0.0001 per share (the "Rappaport Warrants"), for an aggregate purchase price equal to $112.50 each. The source of funding for these purchases was working capital. The Rappaport Warrants are immediately exercisable and expire on the earlier of January 3, 2017 or five years from the date the Issuer consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933. The Reporting Person serves as the sole Trustee of the Rappaport Trusts. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

On January 3, 2007, WCFS acquired directly from the Issuer 2,773,979 shares of Common Stock (on a pre-Reverse Stock Split basis) at an aggregate purchase price of $1,954.55 and a warrant to purchase 2,773,979 shares of Common Stock (on a pre-Reverse Stock Split basis) at an exercise price of $0.0001 per share (the "WCFS Warrant" and together with the Warrant and Rappaport Warrants, the "Aggregate Warrants"), for an aggregate purchase price equal to $977.27. The source of funding for this purchase was working capital. The WCFS Warrant is immediately exercisable and expires on the earlier of January 3, 2017 or five years from the date the Issuer consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933. The Reporting Person serves as the Chief Executive Officer and Chairman of WCFS. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

Share Exchange and Related Transactions

On December 11, 2008, the Issuer entered into a share exchange agreement, as amended on January 9, 2009 (the “Exchange Agreement”) with World Orient Universal Limited (“World Orient”) and all of the shareholders of World Orient.  Pursuant to the Exchange Agreement, the Issuer agreed to issue an aggregate of 1,985,000 shares of its Common Stock (on a pre-Reverse Stock Split basis) to the shareholders of World Orient and/or their designees in exchange for all of the issued and outstanding shares of World Orient (the “Share Exchange”).  The Share Exchange closed on January 9, 2009.

On January 14, 2009  Zhong Bo, the Issuer’s Chief Executive Officer and Chairman of the Board, Wu Dexiu, Huang Jiankang, Sun Hui and Li Yuting (the “ZST Management”) purchased an aggregate of 12,530,000 shares of our Common Stock at a per share purchase price of $0.2806 (the “Purchase Right”).  Each of the shareholders and warrantholders of the Issuer prior to the Share Exchange (the “SRKP 18 Stockholders”) agreed to cancel 0.3317 shares of Common Stock and warrants to purchase 0.5328 shares of Common Stock held by each of them for each one (1) share of Common Stock purchased by the ZST Management pursuant to the Purchase Right (the “Share and Warrant Cancellation”).  Pursuant to the Share and Warrant Cancellation, an aggregate of 4,156,390 shares of Common Stock and warrants to purchase 6,676,390 shares of Common Stock held by the SRKP 18 Stockholders were cancelled.  All share amounts in this paragraph are on a pre-Reverse Stock Split basis.

On January 14, 2009, in connection with the Share and Warrant Cancellation, the Reporting Person canceled (i) 665,021 shares of Common Stock and a warrant to purchase 1,068,220 shares of Common Stock owned by the Reporting Person; (ii) 187,038 shares of Common Stock and a warrant to purchase 300,438 shares of Common Stock owned by the Amanda Rappaport Trust; (iii) 187,038 shares of common stock and a warrant to purchase 300,438 shares of common stock owned by the Kailey Rapport Trust; and (iv) 1,624,733 shares of Common Stock and a warrant to purchase 2,609,802 shares of Common Stock owned by WCFS, which decreased the aggregate number of shares beneficially owned by the Reporting Person from 4,548,075 shares of Common Stock and warrants to purchase an aggregate of 4,548,075 shares of Common Stock to 1,884,245 shares of Common Stock and warrants to purchase an aggregate of 269,177 shares of Common Stock.  All share amounts in this paragraph are on a pre-Reverse Stock Split basis.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 1 to this Schedule 13D,  and Amendment No. 1 to the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2 to this Schedule 13D.

The foregoing summary of the Purchase Right is qualified in its entirety by reference to the copy of the Form of Common Stock Purchase Agreement which is incorporated herein by reference, filed as Exhibit 3 to this Schedule 13D.  The foregoing summary of the Share and Warrant Cancellation is qualified in its entirety by reference to the copy of the Share and Warrant Cancellation Agreement which is incorporated herein by reference, filed as Exhibit 4 to this Schedule 13D.

Reverse Stock Split

On October 6, 2009, the Issuer effected a 1-for-2.461538462 Reverse Stock Split of all of its issued and outstanding shares of Common Stock and Series A Convertible Preferred, which decreased the aggregate number of shares beneficially owned by the Reporting Person from 1,884,245 shares of Common Stock and warrants to purchase an aggregate of 269,177 shares of Common Stock to 765,476 shares of Common Stock and warrants to purchase an aggregate of 109,354 shares of Common Stock, at October 6, 2009.  Except as specifically noted above in this Item 3 for transactions occurring prior to October 6, 2009, all share amounts disclosed in this Amendment No. 2 give effect to the Reverse Stock Split.

Exercise of Warrants

On November 2, 2009, the Reporting Person fully exercised warrants to purchase an aggregate of 109,354 shares of Common Stock, at an exercise price of $0.00024 per share.  As the exercise of the warrants was pursuant to cashless exercise provisions, the Reporting Person acquired 109,349 shares of Common Stock, net of the exercise price, upon exercise of the warrants.

Underwriting Warrant

On October 23, 2009, WestPark Capital, Inc., the wholly-owned subsidiary of WCFS, received from the Issuer a warrant to purchase 62,500 shares of Common Stock as a part of underwriting compensation for a public offering conducted by the Issuer, with such warrants exercisable at $10 per share beginning one year from the date of grant and expiring on October 20, 2014 (the “Underwriting Warrant”).

Other Transactions

For additional information regarding acquisitions of securities of the Issuer effected by the Reporting Person, see Item 5(c), below, which is hereby incorporated herein.

Item 4.  Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person for investment purposes.  From time to time the Reporting Person may acquire or dispose of additional shares of Common Stock of the Issuer in future open market or private transactions.   For additional information see Item 3 of this Schedule, which is hereby incorporated herein.

Other than as described above, at the present time the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns an aggregate of 551,497 shares of Common Stock as of December 6, 2011, representing 4.7% of the outstanding shares of Common Stock (based on 11,595,943 shares of Common Stock outstanding as of November 4, 2011).

(b)           The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 551,497 shares of Common Stock beneficially owned by the Reporting Person.

(c)           No transactions in the class of the Issuer’s securities reported have been effected by the Reporting Person during the past 60 days.  All transactions in the class of securities reported which have been effected by the Reporting Person may be found in Item 3, above, and Appendix A, which Item 3 and Appendix A are incorporated herein by this reference.

(d)           Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 551,497 shares of Common Stock beneficially owned by the Reporting Person.

(e)           In accordance with the transactions reported herein, including Appendix A, the Reporting Person ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer as of November 9, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The disclosures in Item 3, above, are incorporated by reference into this Item 6.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement dated December 11, 2008 by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient Universal Limited (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 15, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement dated January 9, 2009 by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient Universal Limited (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Form of Common Stock Purchase Agreement dated January 14, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 21, 2009.)

Exhibit 4
Share and Warrant Cancellation Agreement dated January 9, 2009 entered into by and between the Issuer and the SRKP 18 Stockholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 15, 2009).

Exhibit 5
Form of Underwriting Warrant dated October 23, 2009 by and between WestPark Capital, Inc. and the Issuer (incorporated by reference from Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 22, 2009).

Appendix A	Securities transaction information further to Item 5(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 7, 2011
/s/ Richard Rappaport
Richard Rappaport

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement dated December 11, 2008 by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient Universal Limited (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 15, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement dated January 9, 2009 by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient Universal Limited (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Form of Common Stock Purchase Agreement dated January 14, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 21, 2009.)

Exhibit 4
Share and Warrant Cancellation Agreement dated January 9, 2009 entered into by and between the Issuer and the SRKP 18 Stockholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 15, 2009).

Exhibit 5
Form of Underwriting Warrant dated October 23, 2009 by and between WestPark Capital, Inc. and the Issuer (incorporated by reference from Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 22, 2009).

Appendix A	Securities transaction information further to Item 5(c).

APPENDIX A

The information presented below includes securities beneficially owned by the Reporting Person.

Type of Security	Date of Transaction	Type of Transaction	Number of Shares	Per-Share Sales Price
Common Stock	10/21/2009	Public Purchase	300	$7.40
Common Stock	10/21/2009	Public Purchase	200	$7.40
Common Stock	10/21/2009	Public Purchase	700	$7.51
Common Stock	10/21/2009	Public Purchase	300	$7.39
Common Stock	10/21/2009	Public Purchase	1,000	$7.62
Warrants	10/23/2009	Acquired Underwriter Warrants	62,500	See Item 3, above.
Common Stock	11/02/2009	Exercise of Warrants (Non-Underwriter Warrants)	109,349	See Item 3, above.
Common Stock	12/02/2009	Public Purchase	1,000	$3.50
Common Stock	02/03/2010	Public Sale	-500	$8.50
Common Stock	02/16/2010	Public Sale	-1,000	$9.00
Common Stock	02/18/2010	Public Sale	-1,000	$9.23
Common Stock	02/25/2010	Private Disposition	-232,218	Services related.
Common Stock	03/02/2010	Public Sale	-1,000	$9.00
Common Stock	06/07/2010	Public Purchase	1,000	$4.75
Common Stock	07/21/2010	Private Acquisition	73,594	Services related.
Common Stock	07/26/2010	Public Sale	-1,000	$5.19
Common Stock	08/10/2010	Public Sale	-1,000	$6.51
Common Stock	08/10/2010	Public Sale	-1,000	$6.85
Common Stock	08/10/2010	Public Sale	-1,000	$6.55
Common Stock	08/10/2010	Public Sale	-1,000	$6.60
Common Stock	08/10/2010	Public Sale	-600	$6.41
Common Stock	08/10/2010	Public Sale	-1,000	$7.00
Common Stock	08/10/2010	Public Sale	-800	$6.38
Common Stock	08/10/2010	Public Sale	-200	$6.40
Common Stock	08/10/2010	Public Sale	-1,000	$6.95
Common Stock	08/10/2010	Public Sale	-1,000	$6.32
Common Stock	08/10/2010	Public Sale	-1,000	$6.55
Common Stock	08/10/2010	Public Sale	-400	$6.42
Common Stock	08/10/2010	Public Sale	-100	$6.38
Common Stock	08/10/2010	Public Sale	-200	$6.75
Common Stock	08/10/2010	Public Sale	-800	$6.37
Common Stock	08/10/2010	Public Sale	-1,000	$6.85
Common Stock	08/10/2010	Public Sale	-1,000	$6.90
Common Stock	08/10/2010	Public Sale	-1,000	$6.34
Common Stock	08/10/2010	Public Sale	-1,000	$6.42
Common Stock	08/10/2010	Public Sale	-800	$6.75
Common Stock	08/10/2010	Public Sale	-100	$6.39
Common Stock	08/11/2010	Public Sale	-6,750	$6.70
Common Stock	08/12/2010	Public Sale	-1,000	$6.90
Common Stock	08/12/2010	Public Sale	-1,000	$6.80
Common Stock	08/12/2010	Public Sale	-1,000	$6.90
Common Stock	08/12/2010	Public Sale	-1,000	$6.80
Common Stock	08/12/2010	Public Sale	-1,000	$6.85
Common Stock	08/12/2010	Public Sale	-1,000	$7.05
Common Stock	08/12/2010	Public Sale	-1,000	$6.85
Common Stock	08/17/2010	Public Sale	-1,000	$7.25

Type of Security	Date of Transaction	Type of Transaction	Number of Shares	Per-Share Sales Price
Common Stock	08/17/2010	Public Sale	-1,000	$6.80
Common Stock	08/17/2010	Public Sale	-1,000	$6.90
Common Stock	08/17/2010	Public Sale	-1,000	$6.70
Common Stock	08/17/2010	Public Sale	-1,300	$7.31
Common Stock	08/17/2010	Public Sale	-300	$7.31
Common Stock	08/17/2010	Public Sale	-600	$7.32
Common Stock	08/17/2010	Public Sale	-4,139	$7.30
Common Stock	08/17/2010	Public Sale	-100	$7.28
Common Stock	08/17/2010	Public Sale	-100	$7.27
Common Stock	08/17/2010	Public Sale	-580	$7.26
Common Stock	08/17/2010	Public Sale	-1,381	$7.22
Common Stock	08/17/2010	Public Sale	-1,500	$7.21
Common Stock	08/17/2010	Public Sale	-10,000	$7.10
Common Stock	09/01/2010	Public Sale	-1,000	$6.23
Common Stock	09/01/2010	Private Disposition	-40,419	Services related.
Common Stock	09/10/2010	Public Sale	-400	$6.16
Common Stock	09/10/2010	Public Sale	-600	$6.16
Common Stock	09/13/2010	Public Sale	-1,000	$6.34
Common Stock	09/29/2010	Public Sale	-1,000	$6.16
Common Stock	09/29/2010	Private Acquisition	21,569	Services related.
Common Stock	10/05/2010	Public Sale	-540	$6.27
Common Stock	10/05/2010	Public Sale	-400	$6.27
Common Stock	10/07/2010	Public Sale	-3,000	$6.19
Common Stock	10/07/2010	Public Sale	-1,500	$6.17
Common Stock	10/07/2010	Public Sale	-5,000	$6.15
Common Stock	10/07/2010	Public Sale	-3,500	$6.17
Common Stock	10/07/2010	Public Sale	-100	$6.16
Common Stock	10/07/2010	Public Sale	-2,000	$6.19
Common Stock	10/07/2010	Public Sale	-4,900	$6.15
Common Stock	10/07/2010	Public Sale	-17,509	$6.15
Common Stock	10/07/2010	Public Sale	-2,500	$6.15
Common Stock	10/08/2010	Public Sale	-1,000	$6.30
Common Stock	10/08/2010	Public Sale	-60	$6.27
Common Stock	10/08/2010	Public Sale	-1,000	$6.29
Common Stock	10/13/2010	Public Sale	-1,500	$6.96
Common Stock	10/13/2010	Public Sale	-1,000	$6.84
Common Stock	10/13/2010	Public Sale	-1,500	$6.96
Common Stock	10/13/2010	Public Sale	-1,000	$6.84
Common Stock	10/13/2010	Public Sale	-400	$6.71
Common Stock	10/13/2010	Public Sale	-600	$6.71
Common Stock	10/15/2010	Public Sale	-2,500	$6.90
Common Stock	10/15/2010	Public Sale	-2,500	$6.90
Common Stock	10/18/2010	Public Sale	-2,000	$6.91
Common Stock	10/18/2010	Public Sale	-2,000	$6.91
Common Stock	10/18/2010	Public Sale	-1,000	$6.90
Common Stock	10/19/2010	Public Sale	-300	$6.88
Common Stock	10/20/2010	Public Sale	-1,872	$6.80
Common Stock	10/21/2010	Public Sale	-1,500	$6.93
Common Stock	10/21/2010	Public Sale	-1,200	$6.93
Common Stock	10/21/2010	Public Sale	-675	$6.97
Common Stock	10/21/2010	Public Sale	-100	$6.96

Type of Security	Date of Transaction	Type of Transaction	Number of Shares	Per-Share Sales Price
Common Stock	10/21/2010	Public Sale	-1,025	$6.95
Common Stock	10/22/2010	Public Sale	-1,500	$6.92
Common Stock	10/22/2010	Public Sale	-1,500	$6.92
Common Stock	10/22/2010	Public Sale	-1,000	$6.95
Common Stock	10/25/2010	Public Sale	-1,000	$7.04
Common Stock	10/25/2010	Public Sale	-1,000	$7.04
Common Stock	10/25/2010	Public Sale	-1,000	$7.72
Common Stock	10/25/2010	Public Sale	-1,000	$7.05
Common Stock	10/25/2010	Public Sale	-1,000	$7.00
Common Stock	10/25/2010	Public Sale	-1,000	$7.40
Common Stock	10/25/2010	Public Sale	-1,000	$7.44
Common Stock	10/25/2010	Public Sale	-1,000	$7.50
Common Stock	10/25/2010	Public Sale	-1,000	$7.00
Common Stock	10/25/2010	Public Sale	-1,500	$7.43
Common Stock	10/25/2010	Public Sale	-1,500	$7.55
Common Stock	10/28/2010	Public Sale	-1,500	$7.50
Common Stock	10/28/2010	Public Sale	-1,500	$7.50
Common Stock	11/01/2010	Public Sale	-1,000	$7.74
Common Stock	11/01/2010	Public Sale	-1,000	$7.74
Common Stock	11/01/2010	Public Sale	-200	$7.90
Common Stock	11/01/2010	Public Sale	-1,000	$7.85
Common Stock	11/01/2010	Public Sale	-800	$7.90
Common Stock	11/01/2010	Public Sale	-1,000	$8.01
Common Stock	11/01/2010	Public Sale	-1,000	$7.83
Common Stock	11/01/2010	Public Sale	-2,000	$7.86
Common Stock	11/02/2010	Public Sale	-100	$8.21
Common Stock	11/02/2010	Public Sale	-300	$8.21
Common Stock	11/02/2010	Public Sale	-500	$8.21
Common Stock	11/02/2010	Public Sale	-500	$8.21
Common Stock	11/02/2010	Public Sale	-100	$8.21
Common Stock	11/02/2010	Public Sale	-300	$8.21
Common Stock	11/03/2010	Public Sale	-2,000	$7.02
Common Stock	11/03/2010	Public Sale	-2,000	$7.02
Common Stock	11/05/2010	Public Sale	-1,000	$7.49
Common Stock	11/05/2010	Public Sale	-1,000	$7.49
Common Stock	11/05/2010	Public Sale	-1,300	$7.46
Common Stock	11/08/2010	Public Sale	-2,500	$7.95
Common Stock	11/08/2010	Public Sale	-2,500	$7.95
Common Stock	11/08/2010	Public Sale	-100	$8.25
Common Stock	11/08/2010	Public Sale	-2,000	$8.15
Common Stock	11/08/2010	Public Sale	-100	$8.25
Common Stock	11/08/2010	Public Sale	-100	$8.30
Common Stock	11/08/2010	Public Sale	-1,000	$8.20
Common Stock	11/08/2010	Public Sale	-100	$8.25
Common Stock	11/08/2010	Public Sale	-100	$8.15
Common Stock	11/08/2010	Public Sale	-100	$8.25
Common Stock	11/08/2010	Public Sale	-200	$8.30
Common Stock	11/08/2010	Public Sale	-700	$8.25
Common Stock	11/08/2010	Public Sale	-100	$8.15
Common Stock	11/08/2010	Public Sale	-700	$8.30
Common Stock	11/08/2010	Public Sale	-100	$8.15

Type of Security	Date of Transaction	Type of Transaction	Number of Shares	Per-Share Sales Price
Common Stock	11/08/2010	Public Sale	-200	$8.25
Common Stock	11/08/2010	Public Sale	-325	$8.15
Common Stock	11/08/2010	Public Sale	-700	$8.25
Common Stock	11/08/2010	Public Sale	-375	$8.15
Common Stock	11/08/2010	Public Sale	-100	$8.21
Common Stock	11/08/2010	Public Sale	-200	$8.24
Common Stock	11/08/2010	Public Sale	-900	$8.21
Common Stock	11/08/2010	Public Sale	-900	$8.20
Common Stock	11/09/2010	Public Sale	-2,500	$7.85
Common Stock	11/09/2010	Public Sale	-2,500	$7.85
Common Stock	11/19/2010	Public Sale	-259	$7.45
Common Stock	11/19/2010	Public Sale	-200	$7.44
Common Stock	11/19/2010	Public Sale	-700	$7.42
Common Stock	11/19/2010	Public Sale	-2,341	$7.41
Common Stock	12/02/2010	Public Sale	-3,400	$7.42
Common Stock	12/06/2010	Public Sale	-2,000	$7.78
Common Stock	12/16/2010	Public Sale	-1,000	$7.20
Common Stock	12/16/2010	Public Sale	-1,000	$7.15
Common Stock	01/16/2011	Public Purchase	900	$4.25
Common Stock	01/21/2011	Public Purchase	1,000	$3.56
Common Stock	01/21/2011	Public Sale	-1,000	$5.59
Common Stock	01/24/2011	Public Sale	-400	$5.60
Common Stock	01/24/2011	Public Sale	-22	$5.60
Common Stock	01/24/2011	Public Sale	-7	$5.60
Common Stock	01/24/2011	Public Sale	-571	$5.60
Common Stock	01/25/2011	Public Sale	-1,000	$5.61
Common Stock	01/26/2011	Public Sale	-800	$5.65
Common Stock	01/26/2011	Public Sale	-199	$5.65
Common Stock	01/26/2011	Public Sale	-1,000	$5.63
Common Stock	01/26/2011	Public Sale	-1	$5.65
Common Stock	01/27/2011	Public Sale	-1,000	$5.69
Common Stock	02/01/2011	Public Sale	-519	$5.77
Common Stock	02/01/2011	Public Sale	-481	$5.77
Common Stock	02/15/2011	Public Sale	-100	$5.60
Common Stock	02/15/2011	Public Sale	-900	$5.62
Common Stock	02/15/2011	Public Sale	-1,000	$5.59
Common Stock	02/15/2011	Public Sale	-700	$5.60
Common Stock	02/15/2011	Public Sale	-1,000	$5.75
Common Stock	02/15/2011	Public Sale	-100	$5.60
Common Stock	02/15/2011	Public Sale	-100	$5.60
Common Stock	02/15/2011	Public Sale	-100	$5.62
Common Stock	02/15/2011	Public Sale	-1,000	$5.81
Common Stock	02/18/2011	Public Sale	-1,000	$5.66
Common Stock	02/18/2011	Public Sale	-1,000	$5.69
Common Stock	02/24/2011	Public Sale	-1,000	$5.86
Common Stock	02/24/2011	Public Sale	-1,000	$5.78
Common Stock	02/24/2011	Public Sale	-163	$6.04
Common Stock	02/24/2011	Public Sale	-1,000	$6.00
Common Stock	02/24/2011	Public Sale	-1,000	$5.76
Common Stock	02/24/2011	Public Sale	-2,500	$6.10